Exhibit  99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE YEAR ENDED DECEMBER 31, 2003

Our Operating and Financial Review and Prospects

      Our Operating and Financial Review and Prospects, prepared as of March 4, 2004, is intended to assist in the understanding and assessment of the trends and significant changes in the results of operations and financial condition of Telesystem International Wireless Inc. Historical results may not indicate future performance. Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. This review should be read in conjunction with our Consolidated Financial Statements and the accompanying notes. Additional information relative to the Company, including the Company’s Form 20-F, is available through SEDAR at www.sedar.com.

Overview

      We provide wireless voice and data services. Our continuing operations consist of wireless operations in Romania and the Czech Republic. As of December 31, 2003, we and our wholly owned subsidiary, TIWC, together held an 86.8% equity interest and a 95.3% voting interest in ClearWave. As of December 31, 2003, ClearWave owned 100% of the equity and voting rights of MobiFon Holdings, which owned 57.7% of the equity and voting rights of MobiFon, our Romanian operating subsidiary. ClearWave also owned 24.2% and 50.8% of the equity and voting rights, respectively, of TIW Czech, which owned 96.3% of the equity and voting rights of Ceský Mobil, our Czech Republic operating subsidiary. On November 5, 2003, we increased our equity and voting rights in ClearWave by 1.2% and 0.4%, respectively, by acquiring 1,009,300 class A subordinate voting shares of ClearWave from an institutional investor in exchange for the issuance of 1,374,666 of our Common Shares.

      On March 4, 2004, we entered into a private transaction to acquire an aggregate of 10,942,625 Class A subordinate voting shares of ClearWave from two institutional shareholders in consideration for a combination of our Common Shares and cash. The class A subordinate voting shares of ClearWave to be acquired represent a 13.0% equity interest and a 4.6% voting interest in ClearWave. As a result of these transactions, our direct and indirect equity and voting interest in ClearWave will increase to 99.8% and 99.9%, respectively. This transaction is conditional on the closing of an equity offering which includes a secondary and a primary portion, in which we raise sufficient funds to satisfy the cash components of the transaction.

      Of the total number of Class A subordinate voting shares to be acquired, a number (calculated as 13.7685% of the number of Common Shares sold by the selling shareholders under the secondary offering before the exercise of any over-allotment option, such number of Class A subordinate voting shares being referred to as the pro rata share number) will be paid in cash. The cash price per ClearWave share will be equal to 1.362, multiplied by the net proceeds per Common Share received by the selling shareholders under the secondary offering. If an over-allotment option is exercised, the cash consideration will be paid on an additional number of Class A subordinate voting shares of ClearWave that is proportionate to the size of the over-allotment option over the pro rata share number. The balance of the Class A subordinate voting shares of ClearWave held by the ClearWave shareholders will be purchased in exchange for our Common Shares, on the basis of one class A subordinate voting share for 1.362 Common Shares, unless the ClearWave shareholders exercise their option to exchange a maximum of 1.3 million Class A subordinate voting shares for a cash amount equal to 1.362 multiplied by the net proceeds per Common Share received by the selling shareholders under the offering, after deducting a discount of 10%.

      As of December 31, 2003, the wireless operations of MobiFon and Ceský Mobil together had 5,003,793 subscribers which, based on our percentage equity ownership in our operations, represents 2,044,000 equity subscribers. Our operations’ licenses entitle us to serve geographical areas that include approximately 31.9 million persons which, based on our percentage equity ownership in our operations, represents approximately 13.0 million persons, as of December 31, 2003. As a part of our development strategy, we selectively consider strategic opportunities in the wireless telecommunications industry on an ongoing basis, especially in Central and Eastern Europe, where we are already present. We define Central and Eastern Europe to include Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, Serbia and Montenegro, the Slovak Republic and Slovenia. At any time we may be engaged in various stages of discussion regarding potential development projects, mergers, acquisitions or divestitures.

MobiFon

      Our wireless services in Romania are provided by MobiFon, which holds a license for national GSM-based cellular services. As of December 31, 2003, MobiFon was the market leader in Romania with an estimated 49.0% share of the cellular market and a total of 3,457,042 subscribers. Romania is the second largest market in Central and Eastern Europe with 22 million people and is currently a second wave EU accession candidate expected to join the EU in 2007. MobiFon and the mobile telephone industry continue to benefit from the country’s economic growth as Romania steadily moves towards EU accession. According to the Economist Intelligence Unit, forecasted GDP growth for 2004 is estimated to be approximately 4.6% (actual GDP growth was 4.9% in each of 2003 and 2002 and 5.7% in 2001). Inflation fell to approximately 15.4% in 2003 (22.5% in 2002 and 34.5% in 2001). Consequently, Romania’s currency, the Leu, has been stabilizing. Romania’s sovereign debt is currently rated BB by Standard and Poor’s and Ba3 by Moody’s compared to BB- and B1, respectively, as of December 31, 2002.

      Wireless penetration at the end of 2003 reached 32.6%, or 7.1 million customers, and the growth of penetration is expected to continue to drive MobiFon’s growth. During the fourth quarter of 2003, the Romanian market as a whole reached record wireless service subscriber growth, growing by almost 961,000 subscribers. The total number of new mobile customers was 71% higher than in the third quarter of 2003 and 140% higher for the same period in 2002. This confirms the strong market growth, fuelled by an improved economic environment and stagnant fixed line penetration.

      Our initial investment in Romania was made in November 1996 and commercial operations were launched in April 1997. ClearWave’s equity interest in MobiFon increased from 54.7% to 58.9% in June 2000 and then to 63.5% in February 2001, following the sale by certain minority shareholders of their MobiFon shares to ClearWave. In March 2003, we sold a 5.9% equity interest in MobiFon, for aggregate cash consideration of $42.5 million, reducing ClearWave’s and our ultimate ownership in MobiFon to 57.7% and 50.1%, respectively. On February 10, 2004, we entered into a definitive agreement to acquire 5.9% of MobiFon in exchange for our issuance of 12,971,119 of our Common Shares. Upon the closing of the transaction, we will increase our ultimate equity interest in MobiFon from 50.1% to 55.9%. The transaction is subject to other MobiFon shareholders’ pro rata rights of first refusal which, if exercised, will reduce the actual number of shares to be acquired by us. At a minimum, we will acquire a 3.6% interest in MobiFon in exchange for 7,947,820 of our Common Shares. As part of the transaction, the selling minority shareholder of MobiFon who also has a minority position in TIW Czech, agreed to sell to the Company some of its shares in TIW Czech to us. Upon the closing of the acquisition of an additional 13.0% equity interest in ClearWave pursuant to an agreement entered into on March 4, 2004, our ultimate ownership in MobiFon will increase from 55.9% to 63.4%.

Ceský Mobil

      Ceský Mobil holds a license to provide GSM-based wireless services in the Czech Republic and launched commercial services in March 2000. As of December 31, 2003, we estimate that Ceský Mobil held a 16% share of the national wireless market and had a total of 1,546,751 subscribers. The Czech Republic has the second highest income per capita in Central and Eastern Europe. It is expected to join the European Union in May 2004 and enjoys a strong currency and robust economy, with forecasted GDP growth in 2004 according to the Economist Intelligence Unit of 4.0%, compared to an estimated 2.9% in 2003 and actual GDP growth of 2.0% in 2002. The Czech Republic’s sovereign debt also enjoys one of the highest credit ratings in Central and Eastern Europe with a Standard and Poor’s rating of A- and a Moody’s rating of A1.

      Ceský Mobil is the third operator to enter the wireless telecommunications market in the Czech Republic and continues to grow market share at the expense of the two established incumbents, Eurotel and T-Mobile, which are estimated to have 44% and 40% of the market as of December 31, 2003, respectively. Year over year, Ceský Mobil increased its market share from 14% as of December 31, 2002 to 16% as of December 31, 2003.

      The Czech mobile market continues to grow as the penetration levels reached 95.2% as of December 31, 2003, or 9.7 million customers. This represents an increase of 12% year over year and 5.5% for the fourth quarter of 2003 over the fourth quarter of 2002. Despite penetration levels in the 90 percent range, the market potential for growth is expected to continue in part due to the increasing dual usage trend — estimated at 1.1 million users at the end of the fourth quarter of 2003. Continuing market churn, anticipated increases in dual usages, and the marketing efforts of all three operators are expected to result in continuing increases in market penetration for the foreseeable future.

      TIW Czech’s equity interest in Ceský Mobil increased from 94.1% to 95.5% at December 31, 2001 and then to 96.3% on January 17, 2003 as a result of the registration of the shares issued in the December 2001 and March and June 2002 calls for capital. TIW Czech was the only shareholder to have participated in these calls.

      On October 6, 2003, a minority shareholder of Ceský Mobil gave notice of its intention to exercise its option to sell its 3.62% share in Ceský Mobil to TIW Czech at a price of approximately 600 million Czech Koruna, for which we entered into a foreign exchange hedge fixing the future cash obligation at $22.0 million. TIW Czech financed the acquisition during the first quarter of 2004 via shareholder contributions totalling $22.0 million, of which $16.7 million was made by minority shareholders of TIW Czech. This increased the interest of TIW Czech in Ceský Mobil to 99.9%.

      As part of the February 10, 2004 agreement to acquire MobiFon shares, the selling minority shareholder of MobiFon, who also has a minority position in TIW Czech, will sell to us some of its shares in TIW Czech. The number of TIW Czech shares that we will acquire depends on the extent to which other MobiFon and TIW Czech shareholders exercise their respective rights of first refusal. If none of those rights of first refusal are exercised, we will acquire an additional 2.9% equity interest in TIW Czech for a cash consideration that the selling shareholder has agreed to reinvest into 1,650,595 of our Common Shares. We would therefore increase our ultimate equity interest in TIW Czech from 21.0% to 23.9% upon the closing of the transaction. Upon the closing of the acquisition of an additional 13.0% equity interest in ClearWave pursuant to an agreement entered into on March 4, 2004, our ultimate ownership in TIW Czech will increase from 23.9% to 27.0%.

      These acquisitions of minority shares increased our ultimate ownership in MobiFon and Ceský Mobil. As demonstrated with the ClearWave transactions described above, we are further seeking to increase our economic interest in our subsidiaries and simplify our corporate structure by proceeding with similar transactions or otherwise.

Discontinued Operations and Assets Held For Sale

      Following the acquisition of 70.3% of the outstanding shares of TIW Asia for the issuance of 659,577 of our Common Shares, we have a 99.9% equity interest in TIW Asia, which had held our interest in Hexacom, our former operations in India. On December 12, 2003, we accepted a binding offer to sell the 27.5% direct interest we hold in Hexacom for proceeds of $22.5 million. We provided our co-shareholders in Hexacom with the required notices to trigger certain rights of first refusal provided for in the Hexacom shareholders’ agreement. In 2004, our co-shareholders exercised their right of first refusal and paid the $22.5 million purchase price as stipulated in the December 12, 2003 binding offer. We also seek to dispose of our remaining indirect interest in Hexacom, which consists of a non-controlling interest in a holding company controlled by another shareholder of Hexacom. In light of existing contractual arrangements and the potential opposition to such transaction by the controlling shareholder in the holding company through which this interest is held, there can be no assurance that such further disposition will be completed or, if completed, will yield any material net proceeds to us.

      We also sold our B-Band cellular joint venture operations and A-Band cellular operations in Brazil, on March 30, 2001 and on March 26, 2003, respectively. Additionally, during 2001, we discontinued our specialized mobile radio and enhanced specialized mobile radio services in Western Europe which we also refer to as our EMSR/SMR operations.

      On September 27, 2001, we sold our interest in W-Aura, a wireless internet joint venture in Brazil. On December 24, 2001, we decided to dispose of our paging operation in Mexico and relinquished our joint control of the investment.

Share and Per Share Data

      On June 23, 2003, our shareholders adopted a special resolution approving a consolidation of our shares on the basis of one post-consolidated share for five pre-consolidated shares. All of our share data included in the consolidated financial statements and in this operating and financial review and prospects have also been adjusted to reflect the consolidation as if it had occurred prior to the preparation of such data.

Outstanding Share Data as at February 27, 2004

      The following represents all equity shares outstanding and the number of Common Shares into which all securities are convertible, exercisable or exchangeable:

Common Shares

Voting Common Shares outstanding	99,264,747
Preferred Shares outstanding (35,000,000 convertible to common shares at a ratio 5:1)	7,000,000
Convertible instruments and other
Outstanding granted employees and directors’ stock options	5,763,821
Convertible Equity Subordinated Debentures	56,205

112,084,773

Accounting Treatment and Significant Accounting Policies

      Unless otherwise indicated, all financial data and discussion herein is based upon financial statements prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP and a reconciliation of Canadian GAAP to U.S. GAAP, see Note 17 to our Consolidated Financial Statements.

Foreign currencies

      Our functional currency is the U.S. dollar. Transactions arising in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate on the applicable transaction date. At the balance sheet date, monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the year-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income (loss).

      Results of operations from self-sustaining subsidiaries which report in currencies other than U.S. dollars are translated using the monthly average exchange rates, while assets and liabilities are translated using the exchange rate at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of shareholders’ equity.

      Romania had a highly inflationary economy until June 30, 2003 and, accordingly, the financial statements of MobiFon for periods prior to June 30, 2003 were re-measured using the U.S. dollar as the functional currency. U.S. dollar transactions are shown at their historical value. Monetary assets and liabilities denominated in local currencies are translated into U.S. dollars at the prevailing year-end exchange rate. All other assets and liabilities are translated at historical exchange rates. Results of operations have been translated using the monthly average exchange rates. Translation differences resulting from the use of these different rates are charged to income.

      As of December 31, 2003, the cumulative inflation in Romania for the last three years was below 100% and, consequently, Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to MobiFon’s functional currency was made based on the collective economic factors of the environment in which it operates. The U.S. dollar has been determined to continue to be MobiFon’s functional currency.

Investments

      In accordance with Canadian GAAP, we consolidate revenues and expenses of each subsidiary that we have the ability to control. In this regard, we consolidate the results of MobiFon and Ceský Mobil. Investments held for sale are accounted for at the lower of their carrying value and estimated net realizable value.

Revenue Recognition

      Revenues from airtime and roaming, including those billed in advance, are recognized when services are provided or when contracts expire in cases where services have not been used. Revenues from handsets and related equipment are recognized upon shipment, except for those included in a bundled package with airtime, which are deferred and amortized over the term of the contract. When handsets, related equipment and access to network are bundled with airtime, we consider this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among separate units of accounting based on their relative fair values. When prepaid airtime usage cards are sold to dealers, the revenue from the airtime is measured at the amount paid by the subscriber but such revenue is deferred until the airtime is actually used by the customer or the card expires. Commissions to dealers are classified within selling, general and administrative expenses.

Derivative Financial Instruments

      Interest rate option and swap agreements, cross currency swap and forward purchase agreements and currency call options are used by us to hedge cash flow risk on certain of its variable rate long-term debt. The gains (losses) on these instruments are recognized in the consolidated statements of income (loss) when the hedged item affects earnings.

      We follow the accounting guideline of ACG-13 hedging relationships and FAS 133 for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.

Use of Estimates

      The preparation of our consolidated financial statements in accordance with generally accepted accounting principles in Canada requires us to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

      Our business is capital intensive and property, plant and equipment and licenses had a carrying value as of December 31, 2003 of $1.2 billion. These long-lived assets are assessed for recoverability based on our business plans, which include key assumptions and estimates regarding, among other items, interest rates, growth of the economies in which we operate, the renewal of our licenses, local tax rates, technological changes, competition, foreign currency and wireless penetration rates. Changes in these key assumptions could have significant implications on our business plans.

      When events or changes in circumstances indicate the carrying amount of a long-lived asset or group of assets held for use, including property, plant and equipment and licenses, may not be recoverable, an impairment loss is recognized when the carrying amount of those assets exceeds the sum of the undiscounted future cash flows related to them. The impairment loss is included in the statement of operations and the carrying value of the asset or group of assets is reduced to its fair value as determined by the sum of the discounted future cash flows related to those assets.

      Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is tested for impairment annually or more often if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. Any impairment loss in the carrying amount compared with the fair value is charged to income in the year in which the loss is recognized.

      We evaluate the credit-worthiness of customers in order to limit the amount of credit extended where appropriate and establish an allowance for doubtful accounts receivable sufficient to cover probable and reasonably estimated losses.

Discontinued Operations

      The results of our ESMR/SMR and the results of our Brazilian cellular operations have been reported as discontinued operations and are included in income (loss) but reported separately for current and prior periods.

Change in Accounting Policies

      Effective January 1, 2002, we adopted the standard in Section 3062, Goodwill and Other Intangible Assets, of the CICA Handbook, to be applied prospectively. Under the new standard, goodwill is no longer amortized but tested for impairment on an annual basis and the excess of the carrying amount over the fair value of goodwill is charged to earnings.

      The following table reconciles the reported income (loss) and adjusted income (loss) excluding amortization of goodwill:

	For the years ended December 31,

	2003	2002	2001

	[in thousands of dollars, except per share data]
Reported income (loss)	$11,885	$(127,174)	$(253,714)
Amortization of goodwill from continuing operations	—	—	2,607
Amortization of goodwill from discontinued operations	—	—	7,969

Adjusted income (loss)	11,885	(127,174)	(243,138)

Adjusted earnings (loss) per share
Basic	0.12	(1.42)	(78.34)
Diluted	0.11	(1.42)	(30.08)

      As a result of amendments made in October 2003 to the provisions of the CICA Handbook Section 3870, effective January 1, 2003, we changed our method of accounting for employee stock-based compensation and decided to adopt the fair value based method of accounting. We adopted these changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA Handbook Section 3870 and SFAS No. 148. Accordingly, the fair value based method is applied to awards granted, modified or settled on or after January 1, 2003. Prior to the adoption of the fair value based method, we, as permitted by Section 3870, had chosen to continue our existing policy of recording no compensation cost on the grant of stock options to employees.

      When employees exercise their stock options, the capital stock is credited by the sum of the consideration paid by employees together with the related portion previously credited to additional paid-in capital when compensation costs were charged against income. The prospective method omits the effects of awards granted, modified or settled before January 1, 2003.

      The compensation cost charged against income for those plans was $0.3 million for the year ended December 31, 2003, which is included with selling, general and administrative expenses. The counterpart has been recorded as additional paid-in-capital.

      The compensation cost was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Assumptions:
Risk-free interest rate	5.02%
Dividend yield	Nil
Expected volatility	49.8%
Expected life	3.0 years

U.S. GAAP Accounting Treatment

      U.S. GAAP requires consolidation of subsidiaries controlled by us and the equity method of accounting for joint ventures and investees in which we have significant influence, but not a controlling interest. Income (loss) and shareholders’ equity under the above presentations are the same.

      In February 2001, we issued 43.8 million Units pursuant to an offer for sale under a rights issue to holders of our Common Shares. We also issued 2.1 million Units as a partial payment on acquisition of MobiFon’s shares held by a non-controlling interest. Until February 4, 2002, the Units were accounted for as equity under Canadian GAAP and we consolidated 100% of ClearWave, as there was uncertainty at the date of issuance as to whether the holders would elect to exchange their Units for our Common Shares or be deemed under a provision of the indenture to elect to exchange their Units for our Common Shares. Under U.S. GAAP, the Units are considered to be a hybrid instrument which has embedded equity and debt components. Such instruments are treated as liabilities under U.S. GAAP. Subsequent to February 4, 2002 and until their expiry on June 30, 2002, as a result of the deletion of the above-described deemed exercise provision by a court order, the Units were treated as a compound instrument under Canadian GAAP, which resulted in a treatment similar to U.S. GAAP. Consequently, the remaining Units were presented within current liabilities for accounting purposes from February 4, 2002 until their expiry on June 30, 2002 at which date they were accounted for as non-controlling interest and a gain on disposal of the ClearWave shares contained in the expired Units of $44.0 million was recognized, being the difference between the carrying value of the Units and the related ClearWave shares.

      Between January 1, 2002 and March 13, 2002, we completed, among other transactions, an issuer bid to acquire our Cdn$150 million 7% Equity Subordinated Debentures (“ESD”) and converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest thereon. These financial instruments were classified as debt for U.S. GAAP whereas they were considered substantially as equity instruments for Canadian GAAP. Consequently, the difference in the fair value of the consideration given for them and their carrying value is being recognized as a gain on debt restructuring for U.S. GAAP purposes whereas the difference in their carrying value and the consideration given in exchange for them was recorded as additional paid-in capital for Canadian GAAP purposes.

      On September 19, 2001, we completed an exchange of $379.5 million principal amount at maturity of our 13 1/4% Senior Discount Notes due 2007 and $167.0 million principal amount at maturity of our 10 1/2% Senior Discount Notes due 2007 for $50.0 million of cash and $194.8 million of 14% Senior Guaranteed Notes due December 30, 2003, which we refer to as 14% Notes, and which resulted in the realization of a gain on forgiveness of debt of $238.9 million. Under Canadian GAAP, the gain on the debt exchange was determined as the difference between the accreted value of the original debt net of unamortized deferred issuance costs less the face value of the 14% Notes and the cash payment of $50.0 million. Under U.S. GAAP, all future cash payments, including interest and contingent additional payments relative to the 14% Notes, as specified by their terms, are netted against the realized gain on forgiveness of debt. Thereafter, all cash payments under the 14% Notes were accounted for as reductions of the carrying amount of the 14% Notes and no interest expense was recognized on the 14% Notes for any period between the restructuring and full repayment in August 2003 of the 14% Notes. Furthermore, the early retirement and related avoidance of the contingent June 30, 2003, payment resulted in a 2003 gain for U.S. GAAP in the amount of the avoided contingent issuance and future interest.

Composition of Operating Revenues and Expenses

      Operating revenues include service revenues, as well as equipment revenues. Service revenues primarily consist of variable airtime charges, in-bound interconnection charges and recurring fixed access charges. Also included in revenues are fixed wireless data and national and international voice transmission services that we offer to our corporate and government customers in Romania. Equipment revenues consist mainly of revenues from the sale of handsets. Also included in equipment revenue are rental revenues from equipment installed on customer premises in connection with our fixed wireless telecommunications services and revenues from our fiber optic capacity lease in Romania. Handset equipment sales are not fundamental to our business. Although limited as much as competitively possible, we generally offer handsets below cost, as an incentive for our customers to subscribe to our postpaid services, and these subsidies are accounted for as cost of revenues at the time of sale.

      Our operations are capital intensive and our operating costs are composed of significant fixed costs with relatively low variable costs that are a function of the subscriber base level. Accordingly, subscriber growth is critical to the improvement of our results of operations.

      Operating expenses include cost of revenues, selling, general and administrative expenses and depreciation and amortization expenses. Cost of revenues consists of fixed costs such as leased line charges, recurring spectrum fees, site rental and network maintenance, including overhead, as well as variable costs such as cost of equipment sold, roaming and interconnection charges. Selling, general and administrative expenses consist primarily of salaries, wages and related benefits for selling, general and administrative personnel, stock-based compensation costs, advertising, promotional expenses, distribution costs, dealers’ commissions, bad debt, corporate business development and other overhead expenses. Depreciation and amortization expenses consist primarily of depreciation recorded for our wireless telecommunication networks, as well as amortization of definite life intangibles such as wireless telecommunication license costs.

      We use the term operating income before depreciation and amortization (“OIBDA”) and average revenue per user (“ARPU”) which may not be comparable to similarly titled measures reported by other companies. We believe that OIBDA, referred to in our previous reporting as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We believe that ARPU provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes revenues from other wireless networks’ customers roaming on our network and miscellaneous revenue. OIBDA and ARPU should not be considered in isolation or as alternatives measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month’s average number of subscribers. The following is a reconciliation of OIBDA and ARPU:

				Three months ended
	For the years ended December 31,			December 31,

	2003	2002	2001	2003	2002

	(in thousands of U.S.$)
OIBDA:
MobiFon Operating Income	170,737	144,627	108,645	41,057	34,521
MobiFon Depreciation and Amortization	110,458	86,919	77,791	26,537	24,185

MobiFon OIBDA	281,195	231,546	186,436	67,594	58,706

Ceský Operating Income (loss)	9,157	(47,172)	(84,116)	4,759	(12,730)
Ceský Depreciation and Amortization	94,187	67,367	42,562	26,843	20,020

Ceský OIBDA	103,344	20,195	(41,554)	31,602	7,290

Corporate and Other Operating loss	(10,016)	(9,869)	(24,970)	(4,700)	(3,171)
Corporate and Other Depreciation and Amortization	66	162	1,655	13	42

Corporate and Other OIBDA	(9,950)	(9,707)	(23,315)	(4,687)	(3,129)

Consolidated Operating Income (loss)	169,878	87,586	(441)	41,116	18,620
Consolidated Depreciation and Amortization	204,711	154,448	122,008	53,393	44,247

Consolidated OIBDA	374,589	242,034	121,567	94,509	62,867

ARPU

	MobiFon

	Twelve months ended			Three months ended
	December 31,			December 31,

	2003	2002	2001	2003	2002

Service revenues for the periods (in thousands of U.S.$)	529,520	425,567	359,868	145,146	114,057
Average number of subscribers for the period (in millions)	2.84	2.32	1.49	3.21	2.55
Average monthly service revenue per subscriber for the period (in U.S.$)	15.52	15.27	20.10	15.07	14.92
Less: impact of excluding in roaming and miscellaneous revenue (in U.S.$)	(1.17)	(1.08)	(1.57)	(1.13)	(1.09)

ARPU (in U.S.$)	14.35	14.19	18.53	13.94	13.83

	Ceský Mobil

	Twelve months ended			Three months ended
	December 31,			December 31,

	2003	2002	2001	2003	2002

Service revenues for the periods (in thousands of U.S.$)	385,388	227,342	125,928	114,221	68,268
Average number of subscribers for the period (in millions)	1.35	1.06	0.55	1.49	1.16
Average monthly service revenue per subscriber for the period (in U.S.$)	23.79	17.87	19.11	25.51	19.62
Less: impact of excluding in roaming and miscellaneous revenue (in U.S.$)	(0.84)	(0.67)	(0.90)	(0.81)	(0.66)

ARPU (in U.S.$)	22.95	17.20	18.21	24.70	18.96

Results of Operations and Selected Financial Data

Summary of Quarterly Results

      Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses. Seasonal fluctuation also typically occurs in the third quarter of each year because higher usage and roaming as a result of the summer holidays result in higher network revenue and operating profit. Significant unusual gains and losses are included in our quarterly income (loss) from continuing operations and are discussed in our discussion of the results of operations for the years presented below.

	Q4	Q3	Q2	Q1
	2003	2003	2003	2003

	(in thousands of U.S.$, except per share data)
Revenues	$277,787	$257,217	$232,163	$199,918
Income (loss) from continuing operations	(727)	3,075	6,500	11,848
Net income (loss)	(727)	3,075	6,500	3,037

Basic earnings (loss) per share
From continuing operations	(0.01)	0.03	0.07	0.12
From discontinued operations	—	—	—	(0.09)

Net earnings (loss)	(0.01)	0.03	0.07	0.03

Diluted earnings (loss) per share
From continuing operations	(0.01)	0.03	0.07	0.12
From discontinued operations	—	—	—	(0.09)

Net earnings (loss)	$(0.01)	$0.03	$0.07	$0.03

	Q4	Q3	Q2	Q1
	2002	2002	2002	2002

	(in thousands of U.S.$, except per share data)
Revenues	$196,461	$185,209	$165,982	$146,801
Income (loss) from continuing operations	(8,405)	(9,025)	39,868	39,521
Net income (loss)	(35,637)	(41,294)	(89,764)	39,521

Basic earnings (loss) per share
From continuing operations	(0.08)	(0.09)	0.40	0.59
From discontinued operations	(0.27)	(0.32)	(1.30)	—

Net earnings (loss)	(0.35)	(0.41)	(0.90)	0.59

Diluted earnings (loss) per share
From continuing operations	(0.08)	(0.09)	0.40	0.59
From discontinued operations	(0.27)	(0.32)	(1.30)	—

Net earnings (loss)	$(0.35)	$(0.41)	$(0.90)	$0.59

Summary of Annual and Fourth Quarter Results

      The following tables and discussions compare the results of operations for the fourth quarter ended December 31, 2003 and December 31, 2002 as well as for the years ended December 31, 2003, December 31, 2002 and December 31, 2001.

				Three months ended
	Years Ended December 31,			December 31,

	2003	2002	2001	2003	2002

				(Unaudited)

	(in thousands of U.S.$, except per share data)
Revenues
Services	$914,908	$652,909	$495,230	$259,367	$182,324
Equipment	52,177	41,545	30,995	18,420	14,137

Total revenues	967,085	694,454	526,225	277,787	196,461
Cost of services	268,208	204,203	171,239	73,695	60,224
Cost of equipment	89,354	64,754	50,306	35,231	22,830
Selling, general and administrative expenses	234,934	183,463	183,113	74,352	50,540
Depreciation and amortization	204,711	154,448	122,008	53,393	44,247

Operating income (loss)	169,878	87,586	(441)	41,116	18,620
Interest expense	(93,242)	(106,202)	(121,257)	(22,981)	(26,993)
Interest income	2,079	2,228	6,417	667	808
Foreign exchange gain (loss)	4,666	2,635	3,577	666	(4,905)
Gain (loss) on investments	19,367	(528)	(10,741)	—	—
Gain on forgiveness (extinguishment) of debt	—	(10,100)	238,940	—	—
Gain on recapitalization and Units exchange and expiry	—	91,655	—	—	—
Income taxes	52,840	32,502	—	14,165	6,224
Non-controlling interest	(29,212)	27,187	45,894	(6,030)	10,289

Income (loss) from continuing operations	20,696	61,959	162,389	(727)	(8,405)
Loss from discontinued operations	(8,811)	(189,133)	(416,103)	—	(27,232)

Net income (loss)	11,885	(127,174)	(253,714)	(727)	(35,637)
Basic earnings (loss) per share
From continuing operations	0.21	0.66	38.59	(0.01)	(0.08)
From discontinued operations	(0.09)	(2.08)	(119.98)	—	(0.27)

				Three months ended
	Years Ended December 31,			December 31,

	2003	2002	2001	2003	2002

				(Unaudited)

	(in thousands of U.S.$, except per share data)
Net earning (loss)	0.12	(1.42)	(81.39)	(0.01)	(0.35)
Diluted earning (loss) per share
From continuing operations	0.20	0.66	20.21	(0.01)	(0.08)
From discontinued operations	(0.09)	(2.08)	(51.52)	—	(0.27)

Net earning (loss)	$0.11	$(1.42)	$(31.31)	$(0.01)	$(0.35)

Total assets as at December 31,	$1,667,531	$1,441,628	$1,906,666

Total long-term financial liabilities as at December 31	$1,121,411	$963,181	$828,702

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

      Revenues increased to $967.1 million in 2003 from $694.5 million in 2002 and consisted of MobiFon’s revenues of $558.1 million and Ceský Mobil’s revenues of $409.0 million. MobiFon’s continued growth contributed $111.3 million and Ceský Mobil contributed $161.4 million of the increase, of which $38.1 million was related to the appreciation of the Czech Koruna.

      Total operating expenses before depreciation and amortization increased to $592.5 million in 2003 from $452.4 million in 2002. Included in total operating expenses before depreciation and amortization is the cost of revenues, which increased to $357.6 million from $269.0 million due to the $37.4 million and $51.2 million increase in cost of revenues in the Czech Republic and Romania, respectively, incurred in support of their revenue increase. Selling, general and administrative expenses increased to $234.9 million in 2003 compared to $183.5 million in 2002. MobiFon and Ceský Mobil accounted for $24.2 million and $27.0 million of the increase, respectively, and for both operations, the increase was in support of their growth. In the case of Ceský Mobil, the increase also reflects $12.7 million of foreign currency appreciation. As a result of the above, OIBDA increased 55% to $374.6 million for 2003 compared to $242.0 million for 2002 and represents 41.0% and 37.1% as a percent of 2003 and 2002 service revenue, respectively.

      Depreciation and amortization increased to $204.7 million in 2003 from $154.4 million in 2002, an increase of $50.3 million. Romania accounted for $23.5 million of the increase and the Czech Republic accounted for $26.8 million, a higher tangible asset base was a contributing factor in both countries. Furthermore, during the year we undertook a review of the remaining useful lives of certain of our property, plant and equipment based on the current and expected future technical condition and utility of these assets. As a result, we changed the estimated useful lives of certain of these assets, which resulted in an increase in depreciation expense in 2003 of approximately $21.5 million [$3.0 million in 2002]. Included in these amounts are asset writedowns amounting to $6.7 million [$1.6 million in 2002] for property, plant and equipment, the majority of which have already been removed from service.

      Interest expense decreased by $13.0 million to $93.2 million in 2003, mainly reflecting the decrease in interest costs at the corporate level due to debt reduction and decreased interest costs at MobiFon due to lower effective rates, which was partially offset by increased costs at Ceský Mobil, as a result of foreign currency appreciation and higher levels of indebtedness. The foreign exchange gain was $4.7 million in 2003, compared to $2.6 million in 2002. The 2003 gain is represented by gains in Ceský Mobil of $0.9 million, which primarily related to the appreciation of the Czech Koruna over the Euro, $2.1 million at MobiFon and $1.6 million at the corporate level mainly resulting from the weakening of the U.S.dollar relative to the Romanian Leu and to the Canadian dollar.

      The 2003 results include a gain on sale of investment of $19.8 million related to the March 2003 disposal of 5.9% of MobiFon, whereas the 2002 results include a loss of $0.5 million on disposal of non-core assets.

      The income tax expense of $52.8 million primarily relates to MobiFon which has generated net income. We had available, as at December 31, 2003, net operating loss carryforwards in the amount of $162.3 million, of which $46.2 million was from corporate which consists of $37.8 million and $8.4 million expiring in 2009 and 2010, respectively. The remaining loss carryforwards of $116.1 million relate to Ceský Mobil and consist of $35.1 million, $76.6 million and $4.4 million expiring in 2006, 2007 and 2008, respectively. We may be limited in our ability to use these loss carryforwards in any one year due to the uncertainty of generating sufficient taxable income and, as a result, the related future tax asset has been fully provided for by a valuation allowance.

      Our income allocated to non-controlling interests amounted to $29.2 million in 2003, compared to losses allocated in 2002 of $27.2 million. The 2003 non-controlling interest is composed of the share of earnings attributed to non-controlling interests in MobiFon and ClearWave of $49.1 million in aggregate partly offset by the share of losses of subsidiaries attributed to non-controlling interests in TIW Czech of $19.9 million.

      As a result of the foregoing, income from continuing operations for the year ended December 31, 2003 was $20.7 million compared to $62.0 million in 2002, and the corresponding basic and diluted earnings per share from continuing operations was $0.21 and $0.20, respectively, compared to basic and diluted earnings per share of $0.66 for 2002. However, the 2002 results include a $91.7 million gain on recapitalization, Units exchange and expiry which consisted of a $46.1 million gain realized on the exchange of the Units, $1.5 million gain realized on the redemption of the ESDs and a $44.0 million gain on disposal of the ClearWave shares contained in the Units which expired on June 30, 2002. The 2002 results also include a loss on debt extinguishment which relates to MobiFon’s refinancing of its long-term facility and consists of unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totalling $4.9 million.

      We completed the sales of our interest in our Brazilian A-Band cellular operations on March 26, 2003 and recorded, within discontinued operations, a loss on disposal of $8.8 million. We held our Brazilian A-Band cellular operations through Telpart, a holding company. In connection with the sale, we settled or terminated all litigation related to such interest. However, although litigation has now been settled or terminated as part of the sale of our interest in Telpart, the parties may recommence the litigation should such sale be unwound for any reason. Furthermore, we may be subject to future claims in relation to our past equity participation in Telpart. In 2002, we recorded a loss from discontinued operations of $189.1 million. Of this amount, $155.3 million consisted of foreign exchange translation losses related to these investments, of which $85.2 million was already recorded as a reduction of shareholders’ equity and $33.8 million consisted of additional provisions for exit costs and impairment in value.

      Net income for the year ended December 31, 2003 was $11.9 million compared to a net loss of $127.2 million in 2002. Basic and diluted earnings per share was $0.12 and $0.11, respectively, compared to a basic and diluted loss per share of $1.42 in 2002 based on average shares outstanding of 103.4 million and 91.0 million, respectively.

Three Months Ended December 31, 2003 Compared to the Three Months Ended December 31, 2002

      Our revenues increased to $277.8 million for the three months ended December 31, 2003 from $196.5 million for the three months ended December 31, 2002, reflecting continued subscriber growth, increases in ARPU, and a positive impact from the appreciation of the Czech Koruna against the dollar. During this typically strong subscriber growth quarter due to the Christmas season, we added 624,688 net additional subscribers for the three months ended December 31, 2003 compared to 220,000 net additional subscribers during the same period of 2002. These subscriber additions represented 48.8% and 22.2% of the total net subscriber additions for 2003 and 2002, respectively. We had 5,206,983 subscribers as at December 31, 2003, compared to 3,927,353 subscribers at December 31, 2002, an increase of 32.6%.

      Cost of service revenues increased to $73.7 million for the three months ended December 31, 2003 from $60.2 million for the three months ended December 31, 2002 in support of the growth at MobiFon and Ceský Mobil. Selling, general and administrative expenses increased to $74.4 million for the three months ended December 31, 2003, compared to $50.5 million for the three months ended December 31, 2002; however as a percent of service revenues, these expenses remained relatively stable at 28.7% of service revenues, compared to 27.7% for the corresponding period in 2002. These selling, general and administrative expenses increased 47.1% in the fourth quarter of 2003 primarily in support of the strong fourth quarter subscriber growth and related Christmas promotions. Our OIBDA increased 33.4% to $94.5 million, or 36.4% of service revenue for the fourth quarter of 2003, compared to $62.9 million, or 34.5% of service revenue, for the same period last year.

      Depreciation and amortization increased to $53.4 million for the three months ended December 31, 2003 from $44.2 million for the same period of 2002, due primarily to a higher tangible asset base and to the shortening of estimated lives on certain assets.

      Operating income rose 120.8% to $41.1 million for the three months ended December 31, 2003, compared to $18.6 million for the same period of 2002.

      Total interest expense decreased by $4.0 million to $23.0 million for the three months ended December 31, 2003, as a result of lower effective interest rates and reduced indebtedness at the corporate level. Higher net income before taxes at MobiFon was the primary cause of a $7.9 million increase in income tax expense for the three months ended December 31, 2003 and better overall results at both MobiFon and Ceský Mobil caused a $16.3 million increase in the share of earnings allocated to non-controlling interests.

      As a result of the foregoing, net loss for the three months ended December 31, 2003 was $0.7 million, compared to $35.6 million for the same period of 2002, which included a loss from discontinued operations of $27.2 million for the three months ended December 31, 2002.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

      Revenues increased to $694.5 million in 2002 from $526.2 million in 2001. MobiFon’s continued growth contributed $74.4 million and Ceský Mobil, contributed $103.7 million of the increase. During 2001, our paging operations in Mexico contributed $9.9 million in revenues.

      Total operating expenses before depreciation and amortization increased to $606.9 million in 2002 from $526.7 million in 2001. Included in total operating expenses before depreciation and amortization are cost of revenues, which increased to $269.0 million from $221.5 million due to the $28.7 million and $23.5 million increase in cost of revenues in the Czech Republic and Romania, respectively, incurred in support of their revenue increases. Selling, general and administrative expenses remained stable at $183.4 million in 2002 compared to $183.1 million in 2001 as a result of cost control initiatives at both the corporate and operating subsidiaries’ levels. As a result of the above, OIBDA increased 99.1% to $242.0 million for 2002 compared to $121.6 million for 2001 and represents 37.1% and 24.5% as a percent of 2002 and 2001 service revenues, respectively.

      Depreciation and amortization increased to $154.4 million in 2002 from $122.0 million in 2001, an increase of $32.4 million. A higher tangible asset base in Romania and in the Czech Republic contributed $9.1 million and $24.8 million to such increase, respectively.

      Interest expense decreased by $15.1 million to $106.2 million in 2002, mainly reflecting the decrease in interest costs at the corporate level due to debt reduction partially offset by increased costs at Ceský Mobil as a result of their drawings on their syndicated credit facility. The foreign exchange gain was $2.6 million in 2002, compared to $3.6 million in 2001. The 2002 gain is represented by gains in Ceský Mobil of $4.0 million, which primarily related to the appreciation of the Czech Koruna over the Euro, partially offset by a $1.9 million loss realized by MobiFon.

      The 2002 results include a loss on investment of $0.5 million whereas the 2001 results include a loss of $9.3 million from the sale of W-Aura, a $5.6 million loss on our investment in Mexico, partly offset by a $4.4 million gain realized from the sale of our assets in China.

      The loss on debt extinguishment relates to MobiFon’s refinancing of its long-term facility and consists of unamortized deferred financing costs in the amount of $5.2 million and additional interest paid and cancellation fees totalling $4.9 million. The 2001 gain on debt forgiveness of $238.9 million relates to the exchange of our Senior Discount Notes for cash and 14% Notes mentioned previously.

      The gain on recapitalization, Units exchange and expiry consists of a $46.1 million gain realized on the exchange of the Units, $1.5 million gain realized on the redemption of the ESDs and a $44.0 million gain on disposal of the ClearWave shares contained in the Units, which expired on June 30, 2002.

      The income tax expense of $32.5 million relates to MobiFon which has generated net income. The share of losses allocated to non-controlling interests amounted to $27.2 million in 2002, compared to $45.9 million in 2001. The 2002 non-controlling interests is composed of the share of Ceský Mobil’s losses attributed to non-controlling interests in TIW Czech for $56.2 million, partly offset by the share of earnings attributed to non controlling interests in MobiFon and ClearWave for an aggregate of $29.0 million. The 2001 non-controlling interest is composed of the share of losses of subsidiaries attributed to non-controlling interests in TIW Czech and ClearWave for an aggregate of $73.3 million, partly offset by the share of earnings attributed to non-controlling interests in MobiFon of $27.4 million.

      As a result of the foregoing, income from continuing operations for the year ended December 31, 2002 was $62.0 million compared to $162.4 million in 2001, and the corresponding basic and diluted earnings per share from continuing operations was $0.66, compared to basic earnings per share from continuing operations of $38.59 and diluted earnings per share from continuing operations of $20.21 for 2001.

      Subsequent to March 5, 2002, the date we adopted our formal plan of disposal of our Brazilian assets, there had been a significant deterioration in the value of the Brazilian real relative to the U.S. dollar and in the trading value of shares of our Brazilian cellular operations and those of other wireless telecommunications companies in Brazil. In light of these declines, we recorded a loss from discontinued operations of $189.1 million in 2002. Of this amount, $155.3 million consists of foreign exchange translation losses related to these investments, of which $85.2 million was already recorded as a reduction of shareholders’ equity and $33.8 million consists of additional provisions for exit costs and impairment in value.

      For the year ended December 31, 2001, the loss from discontinued operations amounts to $416.1 million, consisting of a loss of $446.8 million and a gain of $30.7 million related to ESMR/SMR operations and Brazilian cellular operations, respectively. The ESMR/SMR operations include an impairment charge for assets of $264.8 million and a loss of $4.0 million on deconsolidation of these operations on July 27, 2001. The Brazilian cellular operations include a net gain of $95.4 million from the sale on March 31, 2001 of our 16.3% equity interest in two Brazilian entities, Americel and Telet, for cash proceeds of $153.3 million, which reduced cash used in discontinued operations in 2001. It also includes a loss of $15.5 million related to the estimated operating losses and costs from the measurement date to the date of disposal and a loss of $27.2 million as a result of a partial realization on the cumulative translation adjustment account as we estimate that such amount will not be recovered from the sale of our investment in Telpart. Our loss from discontinued operations is presented net of income tax expenses of $0.1 million in 2002 and a recovery of $30.7 million in 2001.

      Net loss for the year ended December 31, 2002 was $127.2 million compared to $253.7 million in 2001. Basic and diluted net loss per share for 2002 were $1.42 compared to basic and diluted net loss per share of $81.39 and $31.31, respectively, in 2001, based on average shares outstanding for basic per share calculations of 91.0 million and 3.5 million for 2002 and 2001, respectively, and 91.0 million and 8.1 million for diluted per share calculations for 2002 and 2001, respectively.

MobiFon

	For the years ended December 31,

	2003	2002	2001

	(in thousands of U.S.$)
Revenues
Services	$529,520	$425,567	$359,868
Equipment	28,531	21,214	12,475

	558,051	446,781	372,343
Cost of services	104,714	81,462	69,835
Cost of equipment	53,301	39,160	27,236
Selling, general and administrative expenses	118,841	94,613	88,836

Operating income before depreciation and amortization	281,195	231,546	186,436
Depreciation and amortization	110,458	86,919	77,791

Operating income	$170,737	$144,627	$108,645

Year Ended December 31, 2003 compared to the Year Ended December 31, 2002

      MobiFon’s service revenues increased to $529.5 million in 2003 from $425.6 million in 2002, reflecting the continued subscriber growth. MobiFon added 821,800 cellular subscribers compared to 631,600 in 2002 to reach 3,457,000 subscribers as at December 31, 2003 compared to 2,635,200 at the end of 2002. ARPU was $14.35 for the twelve months ended December 31, 2003 compared to $14.19 in 2002. MobiFon achieved record subscriber growth during the fourth quarter. Its focus continues to be on postpaid and high value business customers. The postpaid subscribers at the end of December 31, 2003 were 1,294,238 compared to 941,221 at December 31, 2002, resulting in postpaid subscribers as a percentage of total subscribers at December 31, 2003 of 37.4% as compared to 35.7% as at December 31, 2002. As the telecommunication market penetration increases in Romania, there is a risk of ARPU erosion as new subscribers typically have lower usage. We expect the offering of value added services and continued focus on higher end postpaid and business subscribers to partially offset this effect.

      Cost of service revenues increased as a percentage of service revenues to 19.8% in 2003 compared to 19.1% in 2002 and was $104.7 million in 2003 compared to $81.5 million in 2002. The increase was largely due to higher site costs as a result of a greater number of sites on air and higher interconnection and roaming costs due to increased traffic and costs associated with the leasing of fiber optic capacity. The costs of equipment continue to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new postpaid subscribers.

      Selling, general and administrative expenses increased to $118.8 million in 2003 compared to $94.6 million in the previous year or 22.4% of service revenues compared to 22.2% of service revenues for 2002. The higher expenses mainly reflect higher subscriber acquisition costs due to greater new subscriber additions especially in the postpaid segment.

      MobiFon’s OIBDA increased 21.5% to $281.2 million as compared to $231.5 million for the prior year. As a percentage of service revenues, OIBDA was 53.1% in 2003 compared to 54.4% in 2002. Although MobiFon’s OIBDA as a percentage of service revenues is not expected to increase above the level achieved in 2003, we expect MobiFon to maintain strong margins stemming from its large proportion of on-network traffic for which there are no interconnection costs, its low reliance on third parties to provide backbone capacity and its low cost of acquiring new subscribers as it minimizes handset subsidies.

      Depreciation and amortization increased to $110.5 million in 2003 from $86.9 million in 2002. The increase was primarily due to a change in estimated useful lives of certain assets and a higher tangible asset base. As a result of the foregoing, the operating income increased to $170.7 million in 2003 from $144.6 million in 2002.

Year Ended December 31, 2002 compared to the Year Ended December 31, 2001

      MobiFon’s service revenues increased to $425.6 million in 2002 from $359.9 million in 2001, reflecting the continued subscriber growth. MobiFon added 631,600 wireless subscribers in 2002, compared to 831,800 in 2001 to reach 2,635,200 subscribers at the end of 2002 compared to 2,003,600 at the end of 2001. ARPU was $14.19 for the twelve months ended December 31, 2002 compared to $18.53 in 2001 largely as a result of acquiring lower usage customers during 2002.

      Cost of service revenues decreased as a percentage of service revenues to 19.1% in 2002 compared to 19.4% in 2001 and was $81.5 million in 2002 compared to $69.8 million in 2001. The decrease as a percentage of service revenues was largely attributable to a lower proportion of interconnection costs associated with higher on network calling. The cost of equipment continues to exceed associated equipment revenues, consistent with our policy to sell equipment at prices that will attract new postpaid subscribers.

      Selling, general and administrative expenses increased to $94.6 million in 2002 compared to $88.8 million in 2001. However, as a percent of service revenues, selling general and administrative expenses decreased to 22.2% for 2002 compared to 24.7% for 2001 as a result of both the continued success from the implementation of a cost control program in 2001 and more rigorous credit policies which reduced bad debt expense to 2.0% as a percent of billable service revenues as compared to 3.7% in 2001. MobiFon’s OIBDA increased to $231.5 million in 2002 from $186.4 million in 2001 due to the above factors.

      Depreciation and amortization increased to $86.9 million in 2002 from $77.8 million the previous year as a result of network expansion in Romania during 2002 and 2001 and due to the shortening of estimated lives on certain assets in the fourth quarter of 2002. As a result of the foregoing, the operating income increased to $144.6 million in 2002 from $108.6 million in 2001.

Ceský Mobil

	For the years ended December 31,

	2003	2002	2001

	(in thousands of U.S.$)
Revenues
Services	$385,388	$227,342	$125,928
Equipment	23,646	20,331	18,037

	409,034	247,673	143,965
Cost of services	163,494	122,741	97,275
Cost of equipment	36,053	25,594	22,323
Selling, general and administrative expenses	106,143	79,143	65,921

Operating income (loss) before depreciation and amortization	103,344	20,195	(41,554)
Depreciation and amortization	94,187	67,367	42,562

Operating income (loss)	$9,157	$(47,172)	$(84,116)

Year Ended December 31, 2003 compared to the Year Ended December 31, 2002

      Ceský Mobil’s service revenues increased to $385.4 million in 2003 from $227.3 million in 2002, reflecting continued subscriber growth, the company’s focus on postpaid subscriber growth and the effect of the appreciation of the Czech Koruna versus the U.S. dollar. The focus on postpaid subscribers is reflected in postpaid subscribers as a percentage of total subscribers of 42.5% as of December 31, 2003 compared to 35.6% as of December 31, 2002. The results of this strategy as well as the appreciation of the Koruna is also reflected in ARPU which for the year ended December 31, 2003 was $22.95 as compared to $17.20 for the year ended December 31, 2002. Foreign exchange appreciation accounted for $2.65 of this increase in ARPU. Ceský Mobil added 367,000 net subscribers in 2003, compared to 321,400 in 2002, to reach 1,546,751 subscribers as at December 31, 2003 compared to 1,179,752 at the end of 2002.

      Effective January 2004, the Value Added Tax (“VAT”) for telecommunications services went from the 5% to the 22% category. This amendment is one in a series related to public-finance reform and part of the government’s effort to combat the state’s public deficit. The reforms also call for a decrease in the corporate income tax rate, from 31% in 2003 to 24% by 2006. Significant effort throughout the entire organization was invested in adapting Oskar’s service portfolio for this VAT change and management continues to evaluate the possible impact of this new regulation on future operational results. In recent days, the Czech government proposed the introduction of legislation to reduce the 22% VAT to 19% in the second quarter of 2004.

      Cost of service revenues increased by 33.2% to $163.5 million in 2003 compared to $122.7 million in 2002 in support of the 69.5% increase in service revenues, but decreased as a percentage of services revenues to 42.4% in 2003 compared to 54.0% in 2002 reflecting economies of scale as fixed costs are spread over a larger subscriber base and the effect of a $9.0 million reduction in estimated interconnection costs, of which approximately $6.0 million related to 2002. Cost of equipment continued to be higher than associated revenues, consistent with our policy to sell equipment at prices that will attract new subscribers.

      Selling, general and administrative expenses increased by 34.1% to $106.1 million as a result of the 31.0% subscriber growth in 2003, the effect of the appreciation of the Czech Koruna and Ceský Mobil’s focus on postpaid subscribers. Ceský Mobil’s OIBDA increased to $103.3 million in 2003 from $20.2 million in 2002, due primarily to revenue increases from subscriber growth coupled with economies of scale and tight controls over operating costs which constrained operating cost increases. OIBDA as a percentage of service revenues increased to 26.8% in 2003 compared to 8.9% in 2002. As Ceský Mobil continues to grow and more economies of scale are attained, we expect such margins to increase.

      Depreciation and amortization increased to $94.2 million in 2003 from $67.4 million in 2002. The increase was primarily due to a change in estimated useful lives of certain assets and a higher tangible asset base. As a result of the foregoing, Ceský Mobil generated operating income of $9.2 million in 2003 compared to an operating loss of $47.2 million in 2002.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

      Ceský Mobil’s service revenues increased to $227.3 million in 2002 from $125.9 million in 2001, reflecting continued subscriber growth and the effect of the appreciation of the Czech Koruna versus the U.S. dollar. Ceský Mobil added 321,400 net cellular subscribers, compared to 556,700 in 2001, to reach 1,179,800 subscribers at the end of 2002 compared to 858,400 at the end of 2001. ARPU was $17.20 for the twelve months ended December 31, 2002 compared to $18.21 in 2001 largely as a result of lower usage customers acquired during 2002.

      Cost of service revenues increased by 26.2% to $122.7 million in 2002 compared to $97.3 million in 2001 in support of the 80.5% increase in service revenues. Cost of equipment continued to be greater than associated revenues consistent with our practice to sell equipment at prices to attract new subscribers.

      Selling, general and administrative expenses increased by 20.1% to $79.1 million due to 37.4% subscriber growth in 2002. Ceský Mobil’s OIBDA increased to $20.2 million in 2002 from loss from operating income before depreciation and amortization of $41.6 million in 2001 due primarily to revenue increases from subscriber growth coupled with economies of scale and tight controls over operating costs which constrained operating costs increases.

      Depreciation and amortization increased to $67.4 million in 2002 from $42.6 million the previous year as a result of network expansion during 2002. As a result of the foregoing, the operating loss decreased to $47.2 million in 2002 from $84.1 million in 2001.

Liquidity and Capital Resources

      The following table is a summary of our consolidated cash flows for the years ended December 31, 2003, 2002, and 2001.

Cash Flow Data

	For the years ended December 31,

	2003	2002	2001

	(in thousands of U.S.$)
Cash provided by operating activities	$252,771	$125,147	$8,779
Cash used in investing activities	(145,485)	(242,213)	(306,571)

	107,286	(117,066)	(297,792)
Cash provided by (used in) financing activities	(41,748)	98,654	332,602
Net effect of exchange rate translation on cash and cash equivalent	5,722	721	(628)

Cash provided by (used in) continuing operations	71,260	(17,691)	34,182
Cash provided by (used in) discontinued operations	64,731	(7,063)	(79,397)

Increase (decrease) in cash and cash equivalents	135,991	(24,754)	(45,215)
Cash and cash equivalents, beginning of period	60,706	85,460	130,675

Cash and cash equivalents, end of period	$196,697	$60,706	$85,460

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

      For the year ended December 31, 2003, operating activities provided cash of $252.8 million compared to $125.1 million for the same period last year. The increase year-over-year is mainly explained by the $132.6 million increase in the 2003 operating income before non-cash items, such as depreciation and amortization, over the corresponding periods in 2002, partially offset by higher taxes paid by MobiFon in 2003.

      Investing activities used cash of $145.5 million for the year ended December 31, 2003, essentially for the expansion of wireless networks in Romania and the Czech Republic, offset by the $41.5 million net proceeds from the sale of a 5.9% interest in MobiFon in March of 2003. This compares to cash used in investing activities of $242.2 million for the year ended December 31, 2002. MobiFon’s and Ceský Mobil’s capital expenditures utilized cash of $107.7 million and $80.6 million for 2003, respectively, and $100.3 million and $142.6 million for 2002, respectively.

      For the year ended December 31, 2003, financing activities used cash of $41.7 million and consisted of $28.1 million in additions to restricted short-term investments, $74.6 million distributed to minority shareholders mainly as a result of MobiFon distributions, $47.4 million representing a full repayment of our senior corporate bank facility, $13.2 million of deferred financing costs and $223.9 million at the corporate level in repayment of long-term debt, partially offset by $9.5 million of proceeds from the issuance of Common Shares, $18.9 million received from the issuance of subsidiaries’ shares to non-controlling interests and $317.1 million proceeds from debt issuance in MobiFon Holdings, MobiFon and Ceský Mobil. For the year ended 2002, cash provided by financing activities was $98.7 million, mainly from proceeds from our recapitalization as described in Note 8 of our Consolidated Financial Statements of $41.2 million, subsidiary’s shares issued to non-controlling interests of $29.9 million and net borrowings of debt of $47.0 million, offset by subsidiary’s distributions paid to non-controlling interests of $10.8 million and financing costs of $8.6 million.

      Cash and cash equivalents, including restricted short-term investments of $28.1 million at MobiFon Holdings as of December 31, 2003, totalled $224.8 million, including $25.7 million at the TIW and ClearWave levels and $45.0 million at MobiFon Holdings. As of December 31, 2003, total consolidated indebtedness was $1.1 billion, of which $221.5 million was at the corporate level, $312.7 million at MobiFon and $587.2 million at Ceský Mobil. Total indebtedness at the corporate level was mainly comprised of $220.1 million in Notes issued by MobiFon Holdings.

      Cash provided by discontinued operations was $64.7 million and reflects the proceeds from the sale of our Brazilian Cellular operations net of costs incurred in relation to their disposal. During 2002, cash used by discontinued operations was $7.1 million and consisted of exit related costs.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

      For the year ended December 31, 2002, operating activities provided cash of $125.1 million compared to $8.8 million for the prior year. The increase year-over-year is mainly explained by the $120.5 million increase in OIBDA. Furthermore, results for 2001 include a significant increase in working capital mainly related to Ceský Mobil.

      Investing activities used cash of $242.2 million for the year ended December 31, 2002, essentially for the expansion for cellular networks in Romania and the Czech Republic. This compares to cash used in investing activities of $306.6 million for the year ended December 31, 2001. MobiFon’s and Ceský Mobil’s operations utilized cash of $100.3 million and $142.6 million, respectively, for 2002 capital expenditures.

      For the year ended December 31, 2002, financing activities generated cash of $98.7 million mainly explained by proceeds from our recapitalization as described in Note 8 of our consolidated financial statements of $41.2 million subsidiary’s shares issued to non-controlling interests of $29.9 million and net borrowings of debt of $47.0 million, offset by subsidiary’s distributions paid to non-controlling interests of $10.8 million and financing costs of $8.6 million. For the year ended 2001, cash provided by financing activities was $332.6 million, mainly from net proceeds from the issuance of shares, warrants and Units of $263.8 million, proceeds from subsidiary’s shares issued to non-controlling interest of $65.8 million and by borrowings of debt net of repayments of $3.1 million.

      Cash and cash equivalents as of December 31, 2002 totaled $60.7 million, including $14.3 million at the corporate level. As of December 31, 2002, total consolidated indebtedness was $1.0 billion, of which $272.6 million was at the corporate level, $267.7 million at MobiFon and $470.3 million at Ceský Mobil. Total indebtedness at the TIW level was mainly comprised of $47.4 million due under the corporate credit facility and $223.9 million in 14% Notes and related accrued contingent payments.

      Cash used in discontinued operations was $7.1 million and reflects the costs incurred in relation to the plan of disposal of our Brazilian assets. For 2001, cash used in discontinued operations was to $79.4 million. The use of cash in 2001 reflects the increase in operating loss before depreciation and amortization of our ESMR/SMR operations offset by proceeds of $153.3 million from the sale of our Brazilian B-Band joint venture operations.

Sources of Financing

      At the corporate level, as at December 31, 2003, we had cash and cash equivalents of $42.6 million and restricted short-term investments of $28.1 million and we had total debt of $221.5 million, consisting mainly of the 12.5% MobiFon Holdings Senior Notes due 2010. The following is a summary discussion of financing activities conducted at the corporate level.

      From our inception to May 1997, substantially all of our cash requirements were met by the proceeds from private sales of equity securities, which were made pursuant to subscription agreements entered into between 1994 to 1996 periods, and totalled $240.0 million. In May 1997, we completed an initial public offering on the Toronto Stock

Exchange for net proceeds of $118.5 million and through February 2000, we raised a further $272.1 million through the issuance of our shares in public offerings.

      In June 1997, we issued 13 1/4% Senior Discount Notes with a nominal value of $380.0 million. In October 1997, we issued 10 1/2% Senior Discount Notes with a nominal value of $167.0 million. Total gross proceeds from these issues were $299.9 million, before issue costs in the amount of $11.8 million. On September 19, 2001, we completed the exchange of substantially all of our Senior Discount Notes for $50.0 million of cash and $194.8 million of 14% Notes due December 30, 2003 resulting in the realization of a gain on forgiveness of debt of $238.9 million.

      Our 14% Notes had a maturity on December 30, 2003. Interest on our 14% Notes accrued at a rate of 14% per annum and were payable semi-annually on each June 30 and December 30. The interest payments on December 30, 2001 and June 30, 2002 were made by the issuance of $6.7 million and $14.1 million of additional 14% Notes.

      In July 1999, we entered into a corporate credit facility with certain financial institutions, providing for aggregate borrowing capacity of $140.0 million. Affiliates of our then significant shareholders participated in this lending facility. Our corporate credit facility was amended to extend the maturity to June 30, 2003. However, during 2002, we made loan repayments of $36.1 million bringing the loans outstanding as at December 31, 2002 under the facility to $47.4 million, and during the first quarter of 2003 the corporate credit facility was retired with proceeds from the March 2003 sale of MobiFon shares previously described.

      During the second quarter of 2003, we also redeemed an aggregate of $72.4 million in principal plus accrued interest of $3.8 million of our 14% Senior Guaranteed Notes due December 30, 2003. Accordingly, we did not proceed with the issuance of $10 million in additional 14% Notes which we otherwise would have been required to issue on June 30, 2003 pursuant to the provisions of the indenture, resulting in the reversal of $7 million of contingent payments which was accrued as additional interest throughout the term of the 14% Notes. Furthermore, as a result of the ClearWave distribution described below, we redeemed the remaining $148.2 million in principal plus accrued interest of 14% Notes during the third quarter of 2003.

      In February 1999, we completed the issuance of Cdn$150.0 million (or $98.6 million at the time of issue) of 7.00% ESDs. The net proceeds from the issuance of the ESDs were Cdn$145.7 million (or $95.8 million at the time of issue).

      On February 5, 2002, we completed an issuer bid to acquire Cdn$150 million of ESDs. Pursuant to the issuer bid and concurrent consent request, we paid Cdn$6.8 million, issued 0.5 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before March 31, 2003, issued approximately 7.5 million Common Shares and approximately 0.7 million warrants, each entitling the holder to purchase one Common Share at a price of Cdn$8.05 at any time before September 30, 2002, which were not exercised, for substantially all of the ESDs. We amended the remaining Cdn$5.0 million in principal amount of ESDs to, among other things, extend the maturity of the ESDs to December 2006, reduce the principal amount of each ESD to Cdn$250, provide for our right to convert the ESDs at maturity into Common Shares of TIW at a price equal to the greater of Cdn$5.00 and the then current market price of the Common Shares and provide for the optional conversion at maturity into Common Shares of TIW at a price of Cdn$22.00. As a result, we currently have an aggregate of Cdn$1.24 million [$1.0 million] in amended ESDs outstanding.

      On March 8, 2000, we issued $300.0 million of 7.75% Convertible Debentures for net cash proceeds of $291.0 million. On February 5, 2002, we converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest of $11.6 million due September 2001 for 30.9 million Common Shares. We also issued warrants to a holder to purchase up to a total of 3 million Common Shares at $5.00 per share on or before September 30, 2002 which were not exercised.

      On February 14, 2001 we issued 43.8 million Units for gross proceeds of Cdn$396.5 million ($260.4 million) before issue costs of Cdn$18.2 million ($11.9 million, at the time of issue) pursuant to a rights offering made to holders of our then Multiple and Common Shares. We also issued 2.1 million Units as a partial payment on acquisition of MobiFon’s shares held by a non-controlling interest. On December 11, 2001, we launched an exchange offer to repurchase all outstanding Units. On February 5, 2002, in connection with such exchange offer and the financing commitments under a private placement subscription agreement between Telesystem Ltd, and certain of our other stakeholders, we acquired 33.7 million Units and raised $51.7 million in gross proceeds. The raising of these funds was in addition to a December 14, 2001 private placement resulting in the issuance of 4.9 million warrants at a negotiated price of approximately $3.05 each, exercisable for one Common Share or one non-voting Preferred Share convertible at the holder’s option into our Common Shares at no additional cost for a cash consideration of $14.5 million net of issuance costs of $0.5 million. We refer to these warrants as our Special Warrants. Pursuant to the February 5, 2002 private placement and exchange offer on the Units, we have issued (a) an additional 53.8 million in aggregate of Common Shares and Special Warrants (b) 0.9 million warrants, each allowing the holder to purchase one Common Share at a price $5.00 on or before March 31, 2003, which were not exercised, and (c) 1.7 million warrants, each allowing the holder to purchase one Common Share at a price Cdn$7.95 on or before March 31, 2003, which were not exercised. The Unit acquisition resulted in an increase in our equity interest and voting rights in ClearWave from 45.5% and 80.7% respectively, to 85.6% and 94.9%, respectively. On March 13, 2002, the outstanding 35,000,000 Special Warrants were converted into 35,000,000 non-voting Preferred Shares for no additional considerations.

      During 2002, MobiFon approved aggregate distributions of $66.3 million, consisting of dividends of $27.5 million and share repurchases of $38.8 million. ClearWave received $42.0 million of these distributions in 2002 and we received $34.0 million by way of the repayment of the inter-company demand loan and accrued interest thereto between us and ClearWave. On October 30, 2002, the shareholders of MobiFon approved distributions of up to $38.8 million by means of a share repurchase of which $24.6 million was paid to ClearWave during 2002. In April 2003, MobiFon declared and paid a dividend of Lei 1,974 trillion [$59.1 million] of which ClearWave received $33.5 million. Furthermore, in October 2003, the shareholders of MobiFon distributed $35.7 million by means of a par value reduction, of which ClearWave received $20.6 million.

      On June 27, 2003, MobiFon Holdings, a wholly owned subsidiary of ClearWave which holds our investment in MobiFon, closed a $225 million issue of 12.5% Senior Notes, by way of private placement. The 12.5% Senior Notes were sold at 97.686% of par for gross proceeds of $219.8 million and for a yield to maturity of 13%. Net proceeds to MobiFon Holdings from the offering, after deducting issuance expenses, were $210.0 million of which $28.1 million, representing approximately two interest payments, was used to establish a debt service reserve account for the benefit of the noteholders, which has been reflected as restricted short-term investments on the balance sheet, and $182.5 million was distributed to ClearWave. ClearWave made distributions for an aggregate amount of $142.1 million, of which $20.5 million was paid to non-controlling interests. The restricted short-term investment consists of term deposits and highly liquid debt instruments purchased with a maturity of greater than three months and less than six months. As at December 31, 2003, the interest rate on these short-term investments is 1.1%.

      The 12.5% Senior Notes mature on July 31, 2010. Interest on the notes accrues at the rate at 12.5% per annum commencing on June 27, 2003 and will be payable in cash semi-annually in arrears on each January 31 and July 31 commencing on January 31, 2004. The 12.5% Senior Notes are unsecured, except to the extent of a security interest in the debt service reserve account and will rank senior in right of payment to the MobiFon Holdings’ future subordinated indebtedness and pari passu in right of payment with all of MobiFon Holdings’ existing and future unsecured senior indebtedness. Within 30 days after the end of the period beginning on June 27, 2003 and ending July 31, 2004 and for each 12-month period thereafter, MobiFon Holdings has an obligation to offer to purchase a portion of the 12.5% Senior Notes at par, plus accrued and unpaid interest, with 50% of its excess cash flow for that period. The indenture governing the 12.5% Senior Notes, contains customary negative covenants which among other things, limit the ability of MobiFon Holdings and that of its subsidiaries to incur additional debt, make investments, dispose of assets or make distributions not provided for by the indenture. In addition, MobiFon Holdings will not be permitted to engage in activities other than holding its equity interests in MobiFon nor to reduce its ownership in MobiFon to below 50.1%. Furthermore, MobiFon Holdings will not be permitted to incur indebtedness in excess of the lower of $360 million or two times the last twelve months’ OIBDA. On November 17, 2003, the notes were exchanged for substantially identical notes registered under the United States Securities Act. During the year ended December 31, 2003, financing costs in the amount of $9.8 million relating to the issuance of the 12.5% Senior Notes were deferred.

      In March 2003, we sold a 5.9% equity interest in MobiFon for a total cash consideration of $42.5 million. On March 26, 2003, we sold our Brazilian cellular operations for gross proceeds of $70 million, and we sold our 27.5% direct stake in Hexacom for $22.5 million in February 2004.

MobiFon

      MobiFon’s cash requirements as of December 31, 2003 have been met by borrowings under its bank facilities and capital leases of $300.0 million and $12.7 million, respectively, equity contributions of $270.6 million, of which $161.0 million has been returned by way of dividends and returns of capital and by cash generated from its operations.

      On August 27, 2002, MobiFon closed a $300 million senior loan facility. The facility is fully drawn as of December 31, 2003 and the loans outstanding are repayable in quarterly instalments starting in January 2004 and maturing in October 2008. The interest rate on the loans is LIBOR plus 3.5% up to December 31, 2003. Thereafter, the interest rate will range from LIBOR plus 2.5% to LIBOR plus 4.0% depending on certain financial ratios. As permitted by the loan agreement, the LIBOR portion of the interest rates on $99.4 million has been fixed at rates ranging from 3.64% to 3.20%.

      The term of the facility allows for distributions of cash provided from operations net of capital expenditures and scheduled debt service subject to MobiFon meeting certain financial ratios and maintaining minimum cash balances. To the extent such ratios are not met, a portion or all of these cash flows may be required to be used for mandatory prepayments of the facility. Under an unanimous security agreement all of the shareholders of MobiFon, including us have encumbered our shares by way of pledge in favour of MobiFon’s lenders. The facility is also secured by substantially all of the assets of MobiFon.

      MobiFon entered into interest rate swap arrangements on notional principal amounts of $100 million and $30 million whereby the LIBOR portion of the interest on the related loans principal has been effectively fixed at 3.6% and 3.7%, respectively. The weighted average effective interest rate on the loans outstanding on this facility at December 31, 2003 was 6.6% [6.9% in 2002].

      MobiFon also has available $20.0 million of uncommitted operating capital. MobiFon’s $9.0 million overdraft facility, which permits up to $10.0 million in issuance of letters of guarantee to third parties, can be drawn in U.S. dollars bearing interest of LIBOR plus 1.5% per annum or in Romanian Lei bearing interest at the rate of the bank’s cost of funds plus 5% per annum. As of December 31, 2003 and December 31, 2002, there were no outstanding borrowings under any of the facilities, however, bank guarantees of $3.0 million have been issued by MobiFon under these facilities. A second $10 million facility is repayable on demand and bears interest at the rate of the lender’s U.S. dollar prime rate plus 3.05% per annum.

Ceský Mobil

      The cash requirements of Ceský Mobil through December 31, 2003 have been met primarily by shareholder contributions of $374.9 million, by borrowings under their senior secured syndicated credit facility entered into on July 19, 2000 of $587.2 million and financing under supply contracts which, using December 31, 2003 exchange rates, amount to $19.7 million.

      The syndicated credit facility is composed of two tranches. Tranche A is in the form of a committed revolving credit facility converting on January 19, 2004 to a term loan of up to €269.1 million and Koruna 3.8 billion, [totaling $486.6 million] currently carrying interest at a rate of EURIBOR plus 1.25% for Euro drawings and PRIBOR plus 1.25% for Koruna drawings, reimbursable by installments determined as a percentage of amounts drawn under the facility starting June 2004 until final maturity in December 2008.

      Tranche B consists of a term loan of up to €26.6 million and Koruna 1.7 billion, [totaling $100.6 million] carrying interest at EURIBOR plus 1.50% for Euro drawings and PRIBOR plus 1.50% for Koruna drawings, reimbursable by installments starting in December 2008 until final maturity in December 2009. The facility was fully drawn at December 31, 2003. An affiliate of a significant shareholder of ours and of TIW Czech is participating in the lending syndicate facility.

      Depending on certain financial ratios, the margin on Tranche A is between 1.75% and 0.75% and on Tranche B the margin is 2.25% to 1.0%.

      The facility is collateralized by a pledge of TIW Czech’s shares in Ceský Mobil and of substantially all of the assets of Ceský Mobil. As a result, the majority of the net assets of Ceský Mobil are restricted from distribution to us, unless waivers are obtained.

      Ceský Mobil entered into interest rate and currency swaps arrangements pursuant to which €186.3 million [$235.4 million] of the Euro based borrowings as at December 31, 2003 are effectively Koruna based and, together with an additional 3.7 billion Koruna [$145.5 million] have effective fixed interest rates ranging from 4.39% to 9.01% for maturities extending to September 2007. Swaps have also been entered into on €71.8 million [$90.7 million] drawn which has the effect of fixing the Euro to Koruna conversion rate on the interest payments and changing the referenced interest rate from EURIBOR to PRIBOR. Interest on this €71.8 million draw has also been capped through the use of option agreements which are detailed as follows: €21.5 million [$27.2 million] and a further 287.6 million Koruna

[$11.2 million] are subject to interest rate option agreements, which provide that the PRIBOR component of the interest rate on these borrowings will not exceed 8.61%, until November, 2005; €50.3 million [$63.5 million] and 701.2 million Koruna [$27.3 million] are subject to interest rate option agreements which provide that the interest rate on these borrowings will not exceed 9.99%, until November, 2005. Ceský Mobil also entered into a 12-month Euro to Koruna cross currency forward purchase arrangement for €60 million [$75.8 million] on May 11, 2003. Ceský Mobil has also purchased a currency call option to hedge currency risk on the principal of an additional €10 million [$12.6 million] of Euro denominated debt. The effective weighted average interest rate on this credit facility is 5.9% at December 31, 2003 [7.0% in 2002].

      Ceský Mobil used the funds drawn under its senior secured syndicated credit facility to finance the construction, operation, working capital, debt service and related requirements of its GSM network in the Czech Republic including the repayment of amounts financed under supply contracts with Siemens and Ericsson.

Future Capital Requirements

      We expect to have future capital requirements, particularly in relation to the expansion and the addition of capacity to our cellular networks and for the servicing of debt. We may also have additional capital requirements should we decide to acquire third generation mobile communication licenses in Romania and the Czech Republic. We intend to finance future capital requirements mainly from cash flow from operating activities, cash and cash equivalents and short-term investments on hand and through externally generated funds such as the disposition of assets and the sale of debt and equity securities.

      Debt at the corporate level consists primarily of MobiFon Holdings’ 12.5% Senior Notes. Interest on the notes began on January 31, 2004 and is payable in cash semi-annually in arrears on each January 31, and July 31. We expect to service the 12.5% Senior Notes from the cash flows of operations of MobiFon. In order to have access to these cash flows, MobiFon will have to make distributions of which a significant portion will be paid to minority shareholders.

      MobiFon’s future capital requirements will include debt repayment and network expansion, both of which are expected to be financed by cash flows from operations. As at December 31, 2003, MobiFon had purchase commitments of approximately $15.2 million. MobiFon’s future capital requirements will also likely include disbursements in connection with the potential acquisitions of a UMTS license. The Romanian government has announced its intention to award four third-generation mobile communications licenses of which at least one shall be the UMTS standard, for a price of $35 million each, payable over a period of five years. Should we acquire a UMTS license, the initial payment for the license will be $10.5 million and would be financed by MobiFon’s cash on hand. In the past three years at MobiFon, cash capital expenditures have averaged of $111.1 million annually ($107.7 million, $100.3 million and $125.3 million in each of the years 2003, 2002 and 2001, respectively) and we expect future capital requirements for such purposes to be commensurate with these amounts. Should we acquire a UMTS license, we expect some incremental capital expenditures for the initial build-out of a UMTS network.

      As of December 31, 2003, MobiFon is also committed to a frame leasing agreement with a national power supplier for shorter of 17 years or the end of the GSM license period, commencing in 2003, whereby the power supplier agreed to lease out two fiber optic strands over high voltage poles and technical space to MobiFon, and MobiFon agreed to lease out communication capacity to the power supplier over a portion of the capacity of the enabled fiber. The lease payments and receipts, which individually are estimated to reach $5 million per annum by the end of the contract, are expected to offset one another such that minimal cash payments, if any, will be made by either party. The estimated cost to MobiFon to enable the entire leased fiber to be utilized is $8.5 million, of which $1.7 million was incurred during 2003 and $3.4 million in 2002.

      Ceský Mobil’s capital requirements will include the expansion of its cellular network. These requirements are also expected to be financed by cash flows from operations. As at December 31, 2003, Ceský Mobil had purchase commitments of approximately $7.1 million with network equipment and systems support providers. Ceský Mobil’s competitors both have a UMTS license for which they each paid an amount of approximately 3.9 billion [$142.9 million] and 3.5 billion [$131.0 million] Korunas, respectively. Should Ceský Mobil acquire such a license, we anticipate it will be financed by way of either shareholder subscriptions or additional debt financing. As Ceský Mobil rapidly increased its subscriber base and improved utilization of its network, its capital expenditures have decreased from $109.2 million in 2001 to $106.6 million in 2002 and $69.7 million in 2003.

      As our networks now cover substantially all of the Czech and Romanian populations, we expect both Ceský Mobil and MobiFon future investments in network infrastructure to primarily be a function of their requirements for increased capacity.

      Our cash commitments as at December 31, 2003, excluding interest, in millions of dollars, are set forth in the following table.

	Operating	Long-term	Capital	Purchase
	Leases	Debt	Lease	Commitments	Total

2004	$24.0	$49.0	$12.7	$22.3	$108.0
2005	18.6	120.4	—	—	139.0
2006	18.1	160.7	—	—	178.8
2007	16.9	216.6	—	—	233.5
2008	14.0	241.3	—	—	255.3
Thereafter	—	320.6	—	—	320.6

Total	$91.6	$1,108.6	$12.7	$22.3	$1,235.2

      Not included in the above are annual line lease payments and annual microwave lease payments of approximately $5.8 million and $2.9 million, respectively, the contracts for which can be terminated, subject to a 6 month lease payment penalty. In addition, our operating subsidiaries are committed to pay minimum annual spectrum fees of approximately $19 million.

      On January 30, 2004, MobiFon sold its option to buy the properties which are currently the subject of a sale and leaseback financing and are accounted for as a $12.7 million capital lease. In addition, MobiFon concluded an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement becomes effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years.

      In the event there has not been an initial public offering of the shares of MobiFon by October 1, 2004, a holder of 15.5% of the shares of MobiFon may require us or ClearWave, at our option, to make an offer to acquire such minority shareholder’s unencumbered shares of MobiFon. One of such minority shareholders has a common significant shareholder with us. The purchase price of such shares will be the then fair market value as determined by an independent evaluator and shall be payable in cash or shares of TIW at our option.

      Under the terms of an unanimous shareholders’ agreement for TIW Czech, the shareholders of that company set a horizon of five years from their initial investment to seek liquidity. Accordingly, the contractual arrangements contemplated a potential initial public offering, possibly with a secondary portion, of either TIW Czech or ClearWave within five years. If such an offering cannot be achieved within that time frame, and unless TIW Czech investors holding 80% of the equity decide otherwise, at any time after December 3, 2004 the TIW Czech shareholders shall initiate an orderly sale process. In that event TIW Czech must use best efforts to seek a buyer for its assets or shares as a going concern in a timely fashion. We have the exclusive right to make a preemptive offer and acquire all the shares of TIW Czech not already owned by us if a majority of the other shareholders accept such offer or any subsequent third party offer that is on less favourable terms. We also have rights of first refusal on any sale of TIW Czech shares to third parties.

      We are a holding company with no material business operations, sources of income or operating assets of our own other than the shares of our subsidiaries and operating companies. Our cash flow and, consequently, our ability to meet our debt service obligations, is dependent upon the payment of funds by our subsidiaries in the form of loans, dividends, advances or otherwise. Under certain of our long-term debt agreements, we are subject to certain financial and negative covenants, including restrictions on our ability to incur indebtedness, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. Restrictions also exist on the ability of our operating subsidiaries to transfer funds in the form of dividends, loans or otherwise.

Exchange Rates

      We report our financial statements in U.S. dollars. We operate in different currency jurisdictions and virtually all of our revenues and a substantial portion of our operating expenses are in currencies other than our reporting currency. As a result, we are exposed to exchange rate risk. Any significant change in the relevant exchange rates, whether of a short-term nature or a steady long-term change in relative valuation, could have a material effect on our financial statements. In Romania, significant devaluation relative to the U.S. dollar has occurred in the past and may occur again in the future. In addition, we experience fluctuations in our results of operations solely as a result of exchange rate fluctuations. Where possible, we adjust our tariffs for the effects of inflation, one of the factors affecting relative exchange rates. However, we may be unable, due to regulatory restrictions and market conditions, to adjust our local tariffs in response to changes in the exchange rates relative to our reporting currency and may therefore be unable to protect ourselves from exchange rate fluctuations.

      As of December 31, 2003, the cumulative inflation in Romania for the last three years was below 100%, and consequently Romania ceased to be defined for accounting purposes as a highly inflationary economy. An assessment as to which currency is MobiFon’s functional currency was made based on the collective economic factors of the environment in which it operates, and the U.S. dollar has been determined to continue to be its functional currency.

      At the corporate level, we may elect to enter hedging arrangements from time to time in the future and have currently entered into a forward contract to hedge a January 2004 acquisition of 3.62% of Ceský Mobil for $22.0 million. We do not have a policy to systematically hedge against foreign currency fluctuations. At the operating company level, we seek to reduce our foreign exchange exposure arising from transactions through a policy of matching, where possible, assets and liabilities. In some cases, we may borrow in U.S. dollars or Euro because it is either advantageous for the operating companies to incur debt obligations in such currency or because such currency denominated borrowings are the only funding source available to the operating company at the time. As previously described, Ceský Mobil has hedged a portion of its variable rate debt by entering into interest rate and cross currency swaps [See “Sources of financing — Ceský Mobil”]. Ceský has also entered into a cross currency forward purchase arrangement and a currency call option to hedge currency continuing risk on certain Euro denominated debt.

Inflation

      Inflation has not been a material factor affecting our continuing business to date. Although system equipment costs may increase over time as a result of inflation, we expect that the cost of subscriber equipment will decrease over time as volume increases, although there can be no assurance that this will be the case. General operating expenses such as salaries, employee benefits and lease costs are, however, subject to normal inflationary or deflationary pressures.

      In Romania the effects of inflation may become significant to our operations. Where permitted, and subject to competitive pressures, we intend to increase our tariffs to account for the effects of inflation. However, in those jurisdictions where tariff rates are regulated or specified in the license we may not be able to mitigate the impact of inflation on our operations.

Regulatory Environment

      MobiFon and Ceský Mobil hold one of three licenses issued to provide nationwide GSM-based cellular telecommunications services in their respective countries. Our operational subsidiaries are committed to pay minimum annual spectrum fees of approximately $19.0 million. Starting in 2003, the new Romanian regulatory act provides for other fees based on a percentage of revenue and on other basis that have yet to be determined. The conditions to the various license agreements require our operational subsidiaries to substantially meet the deployment plans set out in their license agreement and, in certain instances, to provide a specified level of services in their respective coverage areas.

      We operate in regulated industries and in the normal course of business, our operational subsidiaries’ actions are subjected to scrutiny by various regulatory agencies, which, from time to time, will initiate administrative proceedings against us for alleged breaches to different regulations including arrangements for interconnection fees. We believe that the ultimate outcome of any such proceedings currently in progress will not be materially adverse to us.

      Our future performance may be affected by factors such as political changes including, government actions relating to our licenses, changes in technology and competition.